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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026.

Commission File Number 001-41670

Apollomics Inc.

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Appointment and Departure of Certain Directors

On July 20, 2026, Mr. Yi-An Chu and Dr. Chen-Huan (Jack) Jan resigned from the Board of Directors of the Company (the “Board”). Their resignations were not related to any disagreement with the Company.

Effective July 20, 2026, the Board has appointed Mr. Hung-Hsien Yen to the Board as a Class I director to fill the vacancy resulting from the resignations. Mr. Hung-Hsien Yen will also serve as a member of the Company’s Audit Committee and Chairman of the Nominating and Corporate Governance Committee. Following these changes, the Company’s Board is comprised of the following six members: Hung-Wen (Howard) Chen (Chairman), Yi-Kuei (Alex) Chen, Dr. Hong-Jung (Moses) Chen, Hsien-Shu (Jerry) Tsai, Dr. Ya-Chi (Claudia) Huang, and Hung-Hsien Yen. Dr. Hong-Jung (Moses) Chen, Hsien-Shu (Jerry) Tsai, Dr. Ya-Chi (Claudia) Huang, and Hung-Hsien Yen are independent directors.

Biographical Information of the New Director

Mr. Hung-Hsien Yen brings to the Board over 25 years of extensive experience in private equity and direct investments, with profound expertise in investment evaluation and corporate governance.

Mr. Yen currently serves as the Chairman of SINO SUN CAPITAL INVESTMENT CO., LTD. In addition, he serves as an Independent Director of STL Technology Co., Ltd. and KOJEM INTERNATIONAL CO., LTD.

Mr. Yen holds a Bachelor’s degree in Accounting from National Chengchi University and a Master’s degree in Finance from Syracuse University.

Similar to the Company’s other independent directors, Mr. Yen has been granted a pro-rated annual equity award consisting of 500 restricted stock units which will vest on September 15, 2026, subject to his continuous service with the Company. Mr. Yen will also receive in cash an annual base retainer of $24,000 (payable $2,000 per month), plus an annual fee of $5,000 for service as a member of the Audit Committee and $10,000 for service as the Chairman of the Nominating and Corporate Governance Committee.

The information contained in this Form 6-K is incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended, including its registration statements on Form S-8 (File Nos. 333-272559 and 333-293148) and Form F-3 (File Nos. 333-278430, 333-278431, 333-279549, and 333-294154), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.	Description

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.
(Registrant)
Date July 21, 2026
(Signature)*

/s/ Peter Lin, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (07-22)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

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